SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q09 Results

Curitiba, Brazil, May 13, 2009 - Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the State of Paraná, announces its results for the first quarter of 2009. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data through March 2009 compared with the same period in the previous year.

COPEL's consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição and COPEL Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, controlled jointly with other shareholders.

• Net Operating Revenue: R$ 1,357 million - 3.2% up

• Operating income: R$ 413 million - 6.2% increase in relation to 1Q08.

• Net Income: R$ 272 million (R$ 0.99 per share) - 6.5% increase in relation to 1Q08.

• EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 468 million.

• Return on net equity: 3.4%

• Total power consumption billed by COPEL to captive customers in 1Q09 rose by 2.6% over 1Q08. COPEL's total market expanded by 1.8% .

• The Company's shares and main indexes presented the following variations from January through March 2009:

CPLE3 (common/ Bovespa) = (6.4)%	IBOVESPA = 9.0%
CPLE6 (preferred B/ Bovespa) = 0.4%	DOW JONES (NYSE) = (13.3)%
ELP (ADR/NYSE) = (1.0)%	LATIBEX = 16.6%
XCOP (preferred B/ Latibex) = 3.7%

Companhia Paranaense de Energia – Copel
1Q09 Earnings Release
INDEX
1. Main Events	3
2. Human Resources	5
3. Energy Sales	6
4. Financial Performance	7
5. Balance Sheet and Investment Program	11
6. Account for Compensation of Portion A - CVA	13
7. Additional Information	14
7.1 Main Operational and Financial Indicators	14
7.2 Tariffs	15
7.3 Energy Flow	16
7.4 Shareholding Structure	17
8. Financial Statements - Consolidated	18
8.1 Assets	18
8.2 Liabilities	19
8.3 Income Statement	20
8.4 Cash Flow	21
9. Financial Statements - Subsidiaries	22
9.1 Assets	22
9.2 Liabilities	23
9.3 Income Statement	24

1. Main Events

Net Income:

     In the first quarter of 2009, COPEL recorded net income of R$ 272.1 million, which corresponded to R$ 0.99 per share.

Dividends and Interest on Capital:

     At the 54th General Shareholders' Meeting, held on April 23, 2009, the following distribution of dividends and interest on capital for year 2008 was approved:

     - Dividends: R$ 33.8 million

     - Interest on Capital: R$ 228.0 million

     The amounts to be distributed as dividends and interest on capital for each class of share are as follows:

     - Common Shares (ON) = R$ 0.91 per share

     - Class A Preferred Shares (PNA) = R$ 1.63 per share

     - Class B Preferred Shares (PNB) = R$ 1.00 per share

Power Sales by Customer Category:

     Power sales to COPEL Distribuição's captive market grew 2.6% in the first quarter of 2009. The following variations were recorded in the consumption of the Company's main customer categories: residential customers, 5.1%; commercial customers, 6.6%; industrial customers, decrease of 3.3%; and rural customers, 5.0% .

     The following charts feature the monthly power consumption billed by COPEL from 2007 to 2009:

UEG Araucária - UEGA:

     UEG Araucária (UEGA), a company controlled by COPEL, signed with Petrobras a renewal of the lease of the Araucária Thermal Power Plant for three years, starting on January 1, 2009. UEGA will receive fixed monthly payments, plus additional variable payments whenever power from the facility is dispatched. Petrobras also signed a contract with COPEL Geração e Transmissão to secure operation and maintenance services for the facility, for the duration of the lease. This contract may be partially or fully terminated in the event of UEGA's successful participation in the power auctions to be conducted by ANEEL (the National Electric Energy Agency).

Extension of power plant concessions:

     ANEEL, under Ruling 455, dated February 3, 2009, unanimously approved a recommendation to the Ministry of Mines and Energy that the following COPEL concessions be extended at no charge:

Power Plant	Capacity (MW)	Concession expires

Segredo	1,260	2029
Salto Caxias	1,240	2030
Derivação do Rio Jordão	6.5	2029
Cavernoso	1.3	2019

     The first three power plants were granted 20-year extensions. The Cavernoso facility was granted an 8.5 -year extension. COPEL, however, has already applied for a 20-year extension as well.

Purchase of power from biogas:

     On February 3, 2009, COPEL signed the first contracts ever in the Brazilian power industry for the purchase of power generated through the biodigestion of organic waste. Testing began in 2007 with the goal of reducing environmental impacts and studying the technical and economic feasibility of the installation of biodigestors in rural properties. The Company signed a total of six contracts, amounting to installed capacity of up to 524 kW (which is enough to supply one hundred average-consumption households), with four producers: Sanepar, Cooperativa Lar, Granja Colombari, and Star Milk. These contracts will be in effect until the end of 2012.

Workforce renewal program:

     On April 13, 2009, the Company's management decided that the employees who receive retirement benefits from the INSS (National Social Security Institute) will be withdrawn from the Company in a planned manner, as per the withdrawal and replacement schedule to be concluded within 30 days, and that the employees who hereafter voluntarily receive retirement benefits from the INSS and do not join the PIA (Retirement Encouragement Program) will be dismissed from the Company without cause.

     This situation applies to approximately 700 employees and it has not been possible to estimate the costs to be incurred due to the several variables involved in the calculation, which will be concluded during the second quarter of 2009.

COPEL wins the J concession at the transmission auction:

     COPEL Geração e Transmissão won the J concession at the auction of transmission line concessions held by ANEEL on May 8, 2009. This concession comprises the Foz do Iguaçu Cascavel West transmission line, rated 525 kV and 115-km long, within the State of Paraná. COPEL's bid was R$ 7.3 million.

Power Line Communications (PLC):

     COPEL has begun testing the performance of the PLC (Power Line Communications) technology, which allows any power outlet in a property (be it a house, a school, a commercial property, or a factory) to be turned into a connection point for broadband internet, telephone, and cable tv.

     Ten users, out of a total 300, have been initially connected for the test run, conducted in Santo Antônio da Platina, in the Pioneering North region of Paraná, 370 km from Curitiba. They will be able to surf the internet at 10 Mbps (megabits per second), a bandwidth above the existing alternatives on the market.

     The investment for the acquisition of the required equipment for the test run was R$ 1 million.

COPEL signs the declaration of the Water Forum of the Americas:

     The Water Forum of the Americas welcomed delegations of government officials, experts, and civil society representatives from 37 countries from Latin America, North America, and the Caribbean. COPEL, which was one of the hosts of the event, also signed the declaration that contains the position to be defended by the countries in the Americas during the World Water Forum, to be held in 2009 in Turkey.

COPEL: Second most respected corporate brand in Paraná:

     The Amanhã Magazine and Troiano Brand Consultants surveyed two thousand people in Southern Brazil on five categories. COPEL ranked the second most respected corporate brand in Paraná and ranked first in the "History and Evolution" category, which ranks the companies with the most admired corporate histories.

2. Human Resources

     COPEL's workforce at the first quarter of 2009 amounted to 8,376 employees assigned to the Company's wholly-owned subsidiaries as follows:

     COPEL Geração e Transmissão = 1,564
     COPEL Distribuição = 6,464
     COPEL Telecomunicações = 348

     At the end of the first quarter of 2009, COPEL Distribuição recorded a customer-to-employee ratio of 549.

     Compagas, Elejor and UEG Araucária, companies in which COPEL holds a majority interest, had 103, 6 and 3 employees, respectively.

3. Energy Sales

     Total energy sales billed by COPEL, including the captive market, supply to free customers by COPEL Geração e Transmissão and energy supplies by COPEL Distribuição to other distributors in the State of Paraná, was 5,362.8 GWh, up by 1.8% . The captive market consumed 4,971.5 GWh, up by 2.6% . The market's behavior was mainly influenced by the high temperatures recorded in the concession area.

     The table below breaks down COPEL's energy sales by customer segment:

					GWh
Segment	1Q09	4Q08	1Q08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Residential	1,414	1,370	1,346	3.2	5.1
Industrial	1,551	1,693	1,603	(8.4)	(3.3)
Commercial	1,068	1,030	1,001	3.6	6.6
Rural	450	404	429	11.5	5.0
Other	489	490	465	(0.3)	5.1
Total Captive Customers	4,971	4,987	4,844	(0.3)	2.6
Free Customers - COPEL Geração e Transmissão	270	288	304	(6.4)	(11.4)
Total Supply to Final Customers	5,241	5,275	5,148	(0.6)	1.8
Wholesale - State of Paraná	122	122	121	(0.6)	0.7
TOTAL	5,363	5,397	5,269	(0.6)	1.8

3.1 Captive Market:

     The residential segment consumed 1,414.1 GWh, a 5.1% growth, representing '28.4% of COPEL's captive market. In March 2009, 2,800,788 residential customers were billed.

     The industrial segment (except free customers) consumed 1,550.8 GWh, declining by 3.3%, representing 31.2% of the captive market. In March 2009, 63,850 industrial customers were billed.

     The commercial segment consumed 1,067.6 GWh, growth of 6.6%, representing 21.5% of the captive market. In March 2009, 295,530 commercial customers were billed.

     The rural segment consumed 450.5 GWh, growth of 5.0%, representing 9.1% of the captive market. In March 2009, 341,699 rural customers were billed.

     The other consumption segments (government, public lighting, utilities and own consumption) registered consumption of 488.6 GWh, growth of 5.1% in the period, representing 9.8% of the captive market. In March 2009, 47,375 customers were billed.

3.2 Free Market:

     Energy consumption by free customers served by Copel Geração e Transmissão declined by 11.4% due to the termination of certain contracts.

3.3 Copel Distribuição's Grid Market - TUSD:

     Copel Distribuição's grid market, comprising the captive market, supply to other distributors in Paraná and all free customers in the Company's concession area, dropped 0.4% .

					GWh
	1Q09	4Q08	1Q08	Var.%	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Grid Market (TUSD)	5,814	5,931	5,839	(2.0)	(0.4)

4. Financial Performance

     The financial statements for March 31, 2009 and December 31, 2008 reflect, in all the material aspects, the changes proposed by Law 11.638/07 and Provisional Measure 449/08. Therefore, financial statements for the period ended March 31, 2008 were reclassified to include the changes in practices with retrospective effect.

4.1 Operating Revenues:

     In the first quarter of 2009, net operating revenue was R$ 1,356.6 million, 3.2% higher than the R$ 1,314.6 million in the same period of 2008. The main factors behind this increase were:

     i. the 4.7% increase in the account "electricity sales to final customers" (which reflects only the sale of energy, excluding COPEL's distribution grid tariff - TUSD), mainly due to the market growth;

     ii. the 5.7% increase in the account "electricity sales to distributors", due to: i) the billing, from January 2009, of the new energy sale agreements in the 4th energy auction held (average of 245 MW from 2009 through 2016) and (ii) the higher revenue from short-term electricity billing (CCEE), which was partially offset by lower energy sales on bilateral agreements (termination of agreements with Celesc) and reduced revenue from distributors in Paraná.

     iii. the 2.3% increase in "use of transmission grid", which is composed of the distribution grid tariff (TUSD), the basic transmission network and the network connection revenue, chiefly due to the increase in transmission grid charges;

     iv. the 34.2% upturn in "telecom revenues" thanks to new clients and the higher volume of services provided to existing clients;

     v. the 4.7% decrease in "piped gas distribution" resulting from the tariff adjustment in the period; and

     vi. the 28.9% increase in "other operating revenues", mainly due to the higher revenue from rent and from UEG Araucária's provision of operation and maintenance (O&M) services.

					R$'000
Gross Income Statement	1Q09	4Q08	1Q08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Operating revenues	2,077,541	2,159,757	1,989,579	(3.8)	4.4
Electricity sales to final customers	752,679	754,220	718,669	(0.2)	4.7
Residential	253,861	235,805	232,199	7.7	9.3
Industrial	241,112	267,607	249,297	(9.9)	(3.3)
Commercial	166,953	162,482	153,143	2.8	9.0
Rural	35,438	31,528	32,743	12.4	8.2
Other segments	55,315	56,798	51,287	(2.6)	7.9
Electricity sales to distributors	334,583	384,119	316,616	(12.9)	5.7
Use of transmission grid	869,601	885,909	850,237	(1.8)	2.3
Residential	277,751	270,585	263,605	2.6	5.4
Industrial	266,642	295,898	282,762	(9.9)	(5.7)
Commercial	185,251	179,764	171,560	3.1	8.0
Rural	39,646	35,229	37,161	12.5	6.7
Other segments	60,801	62,411	58,204	(2.6)	4.5
Basic Network and connection grid	39,510	42,022	36,945	(6.0)	6.9
Telecom revenues	23,615	22,981	17,594	2.8	34.2
Piped gas distribution	62,293	76,958	59,491	(19.1)	4.7
Other operating revenues	34,770	35,570	26,972	(2.2)	28.9

4.2 Deductions from Operating Revenues:

     The following table shows the legal deductions from COPEL's operating revenues:

					R$'000
Deductions from Operating	1Q09	4Q08	1Q08	Var. %	Var. %
Revenues	(1)	(2)	(3)	(1 / 2)	(1 / 3)
ICMS	403,749	409,049	386,960	(1.3)	4.3
Pasep and Cofins	195,720	202,949	189,130	(3.6)	3.5
RGR	18,834	18,134	14,025	3.9	34.3
CDE	47,864	45,117	47,344	6.1	1.1
CCC	40,800	67,237	24,115	(39.3)	69.2
P&D and PEE	13,480	13,949	12,965	(3.4)	4.0
Other	465	504	482	(7.7)	(3.5)
TOTAL	720,912	756,939	675,021	(4.8)	6.8

4.3 Operating Costs and Expenses:

     In the first quarter of 2009, total operating costs and expenses reached R$ 987.1 million, 1.6% higher than the R$ 971.1 million in 1Q08. The highlights were:

(i) Decrease of 3.2% in 'electricity purchased for resale', chiefly due to the lower cost of acquisition of energy from the CCEE. The main items booked were: R$ 121.8 million from Itaipu, R$ 27.8 million from Itiquira, R$ 57.8 million from short-term electricity billing (CCEE) and R$ 265.8 million in energy auctions. In addition, the following amounts were booked: credit of R$ 16.2 million as passive CVA and credit of R$ 49.4 million relating to Pasep/Cofins contributions on energy purchased.

(ii) the 16.0% increase in 'charges for the use of transmission grid', chiefly due to the effects of the CVA, which reduced the account balance by R$ 24.3 million in 1Q08 and by only R$ 2.8 million this quarter;

(iii) in 1Q09, 'payroll' expenses totaled R$ 166.7 million, 26.6% higher than in the previous year, chiefly due to the pay raise of 7.5% implemented as of October 2008 and the provision for employee profit-sharing, which is now being made monthly and stood at R$ 16.5 million for the period between January and March 2009;

(iv) the 'pension plan' line reflects the pass-through of costs with the Pró-Saúde program (assistance) and the pension plan, paid to Fundação COPEL, pursuant to the actuarial criteria established by CVM resolution 371/2000. For 2009, we estimated a revenue of R$ 122.7 million for the pension plan and an expense of R$ 26.8 million for the assistance plan.

(v) the 19.1% growth in the 'material' line, chiefly due to the increase in the acquisition of office supplies, fuel, auto parts, and IT material.

(vi) the amounts booked under the 'raw materials and supplies for the generation of electricity' line refer to the purchase of mineral coal for the Figueira thermoelectric power plant.

(vii) the 'natural gas purchased for resale' line increased by 18.5%, reflecting the higher cost of acquisition of natural gas by Compagas to serve its third-party gas distributor market, as well as the depreciation of the Brazilian real against the U.S. dollar;

(viii) the 7.3% increase in 'third-party services', mainly due to higher expenses with electric power system maintenance, as well as technical, scientific and administrative consulting services;

(ix) the 43.1% decline in 'provisions and reversals', chiefly due to the lower allowance for doubtful accounts and for contingencies, mainly relating to labor, in the quarter; and

(x) consequent to the extinction of the non-operating income group by Provisional Measure 449/08, the amounts earlier booked under this item are now shown jointly with "other operating expenses acconunt".

				R$ '000
Operating Costs and Expenses	1Q09	4Q08	1Q08	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)

Electricity purchase for resale	429,340	428,980	443,499	0.1	(3.2)
Charges for the use of transmission grid	122,701	149,050	105,767	(17.7)	16.0
Payroll	166,727	204,466	131,701	(18.5)	26.6
Pension plan	(5,519)	(29,406)	20,405	(81.2)	-
Material	13,871	15,630	11,646	(11.3)	19.1
Raw material and supplies for gen. of electricity	5,693	6,675	5,013	(14.7)	13.6
Natural gas purchased for resale	37,666	54,521	31,791	(30.9)	18.5
Third-party services	66,316	66,718	61,811	(0.6)	7.3
Depreciation and amortization	98,633	101,089	104,016	(2.4)	(5.2)
Provisions and reversals	9,551	33,708	16,787	(71.7)	(43.1)
Other operating expenses	42,117	91,549	39,486	(54.0)	6.7
TOTAL	987,096	1,122,980	971,922	(12.1)	1.6

4.4 EBITDA:

     Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled R$ 468.2 million, 4.8% higher than the R$ 446.7 million in the same period last year.

4.5 Financial Result:

     Financial revenues decreased 17.7% in 1Q09 in relation to 1Q08, totaling R$ 87.8 million, mainly due to the monetary variations on the CRC, which is adjusted by the IGP-DI rate (which recorded a deflation in the period).

     Financial expenses totaled R$ 55.2 million in 1Q09, 23.8% lower year-on-year, mainly due to the lower exchange variations on foreign loans on account of the Dollar's depreciation against the Real in the last quarter.

4.6 Equity Investment:

     Equity investment reflects the equity income of the affiliates of COPEL.

4.7 Net Income:

     COPEL's net income in 1Q09 was R$ 272.1 million (or R$ 0.99 per share), 6.5% higher than in 2008.

5. Balance Sheet and Investment Program

5.1 Assets:

     On March 31, 2009, COPEL's assets totaled R$ 13,188.4 million, 0.5% lower than in 1Q08.

5.2 Investment Program:

     COPEL's investment program executed in first quarter of 2009 and the program approved by the Board of Directors for 2009 is in the following table:

		R$ million
	Carried	Scheduled
	1Q09	2009

Generation and Transmission	7.4	107.5
Consórcio Energético Cruzeiro do Sul (Mauá)	30.7	180.3
Distribution	139.9	774.7
Telecommunications	5.2	51.3

TOTAL	183.2	1,113.8

     Compagas and UEG Araucária (whose balance sheets are consolidated with COPEL's) invested R$ 7.7 million and R$ 0.2 million, respectively, in 1Q09.

5.3 Liabilities and Shareholders' Equity

     COPEL's consolidated debt at the end of March 2009 was R$ 1,657.7 million, representing a debt/equity ratio of 19.9% . Excluding Elejor's and Compagas' debts, debt/ equity ratio would be 16.6% .

     The shareholders' equity of Copel on March 31, 2009, was R$ 8,325.2 million, 11.1% higher than in March 2008, and equivalent to R$ 30.42 per share (book value).

5.4 Debt Profile:

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
	IBD	23,913	22,715	46,628
Foreign	National Treasury	10,151	84,563	94,714
Currency	Eletrobrás	8	36	44
	Banco do Brasil S/A	2,906	-	2,906
	Total	36,978	107,314	144,292

	Eletrobrás - Copel	33,081	265,889	298,970
	Eletrobrás - Elejor	-	26,598	26,598
Domestic	BNDES - Compagas	6,517	11,463	17,980
Currency	Debentures - Copel	5,770	600,000	605,770
	Debentures - Elejor	33,053	194,617	227,670
	Banco do Brasil S/A and other	3,839	332,628	336,467
	Total	82,260	1,431,195	1,513,455
GENERAL TOTAL		119,238	1,538,509	1,657,747

     Following are the loan, financing and debentures maturities:

						R$'000
	Apr - Dec	2010	2011	2012	2013	2014 a 2024
	2009
Loans and Financing	42,211	72,021	72,344	52,796	50,999	533,936
Domestic Currency	16,989	42,328	54,406	47,951	47,891	470,450
Foreign Currency	25,222	29,693	17,938	4,845	3,108	63,486
Debentures	31,204	36,477	638,478	38,478	38,478	50,325
TOTAL	73,415	108,498	710,822	91,274	89,477	584,261

     COPEL's consolidated net debt (loans, financing and debentures less cash in hand) significantly declined in the past few years, as shown in the following chart:

5.5 Ratings:

     The following table shows COPEL's current corporate and debentures issue ratings:

Fitch
Corporate	AA (bra)
Debentures - 3rd issue	AA+ (bra)
Debentures - 4th issue	AA (bra)

6. Account for Compensation of Portion A CVA

     The account for compensation of Portion A (tracking account) allows distribution companies to offset, between their annual rate readjustments, variations in the cost of certain items listed in their concession agreements.

     The CVA variation updated by the SELIC from January to March 2009 is demonstrated in the following table:

	R$ '000
	Balance	Deferral	Amortization	Monetary	Balance
	12/31/2008			restatement	03/31/2009
Assets
Purchased Energy	48,549	44,688	(6,193)	1,983	89,027
Transport of Purchased Energy	1,552	1,020	-	59	2,631
Use of Transmission Grid Charges	40,732	10,708	(8,307)	1,270	44,403
Energy Development Account - CDE	577	5,819	(141)	135	6,390
Electric Power Services Fee - ESS	35,375	15,526	(4,913)	1,670	47,658
Fuel Consumption Account - CCC	34,990	7,079	(9,195)	957	33,831
Proinfa	2,817	14,688	(1,533)	181	16,153
TOTAL	164,592	99,528	(30,282)	6,255	240,093
Liabilities
Energy Purchased for Resale - CVA	25,727	-	(13,607)	743	12,863
Transport of Purchased Energy	227	-	(130)	17	114
Proinfa	4,746	(4,711)	-	(35)	-
TOTAL	30,700	(4,711)	(13,737)	725	12,977

7. Additional Information

7.1 Main Operational and Financial Indicators:
March 31, 2009

Generation
Copel Geração e Transmissão (GET) power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds interest	7 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GET	4,550 MW
Installed capacity of COPEL's Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of Copel GET	15
Automated and remote-controlled power plants of COPEL's corporate partnerships	3
Step-up substations of Copel GET	14 (automated and remote-controlled)

Transmission
Transmission lines	1,792 km
Number of substations	31 (100% automated)
Installed substation capacity	10,326 MVA

Distribution (up to 138 kV)
Distribution networks and lines	178,967 km
Number of substations	341
Number of automated substations	339
Installed capacity in substations	8,975.6 MVA
Number of localities served	1,119
Number of municipalities served	393
Number of customers	3,549,256
DEC (outage duration per customer, in hours and hundredths of an hour)	3.16
FEC (outage frequency per customer)	2.91 times

Telecommunication
Optical cable - main ring	5,463 km
Self sustained optical cable	6,848 km
Number of cities served	198
Number of customers	570

Administration
Number of employees (wholly-owned subsidiaries)	8,376
Customer per distribution employee	549

Financial
Book Value (per 1,000 shares)	R$ 30.42
EBITDA	R$ 468.2 million
Liquidity (Current Ratio)	2.10

Note: (1) proportional to the capital stake.

7.2 Tariffs

Average Energy Purchased Tariffs:

	R$/MWh
Tariff	1Q09 (1)	4Q08 (2)	1Q08 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Itaipu*	116.41	110.39	80.27	5.5	45.0
CIEN	-	-	84.54	-	-
Auction - CCEAR 2005 - 2012	67.39	67.38	63.82	-	5.6
Auction - CCEAR 2006 - 2013	78.92	78.91	74.75	-	5.6
Auction - CCEAR 2007 - 2014	89.26	89.21	84.37	0.1	5.8
Auction - CCEAR 2007 - 2014 (A-1)	112.56	112.57	104.74	-	7.5
Auction - CCEAR 2008 - 2015	94.86	94.87	89.84	-	5.6
Auction - CCEAR 2008 H30	118.74	118.47	112.42	0.2	5.6
Auction - CCEAR 2008 T15**	146.60	146.60	138.86	-	5.6

* Furnas transport charge not included ** Auction average price updated by IPCA

Average Retail Tariffs:

	R$/MWh
Tariff	1Q09 (1)	4Q08 (2)	1Q08 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Residential	257.49	255.17	252.08	0.9	2.1
Industrial*	176.79	177.55	176.41	(0.4)	0.2
Commercial	225.18	222.04	220.75	1.4	2.0
Rural	151.21	151.44	148.74	(0.2)	1.7
Other	173.00	169.79	170.53	1.9	1.4
TOTAL	206.34	205.50	203.04	0.4	1.6
Without ICMS * Free customers not included

Average Energy Supply Tariffs:

	R$/MWh
Tariff	1Q09 (1)	4Q08 (2)	1Q08 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Auction CCEAR 2005 - 2012	67.62	67.48	63.96	0.2	5.7
Auction CCEAR 2006 - 2013	79.38	79.19	75.14	0.2	5.6
Auction CCEAR 2007 - 2014	88.96	88.80	84.06	0.2	5.8
Auction CCEAR 2008 - 2015	94.27	94.03	89.15	0.3	5.7
Auction CCEAR 2009 - 2016	107.96	-	-	-	-
Wholesale Concessionaires - State of Paraná	122.26	123.19	121.37	(0.8)	0.7

7.3 Energy Flow

Copel Consolidated:

	GWh
	1Q09	1Q08	Var.%

Own Generation	3,944	5,069	(22.2)
Purchased energy	6,499	6,239	4.2
Itaipu	1,320	1,353	(2.5)
Auction - CCEAR	3,686	3,493	5.5
Itiquira	226	229	(1.0)
Dona Francisca	159	161	(1.1)
MRE/CCEE	718	653	10.0
Other	390	350	11.3
Total Available Power	10,443	11,308	(7.6)
Energy Market	5,363	5,269	1.8
Retail	4,971	4,844	2.6
Concessionaires	122	121	0.7
Free Customers	270	304	(11.4)
Bilateral Agreements	250	936	(73.3)
Auction - CCEAR	3,679	3,115	18.1
MRE/CCEE	320	1,148	(72.1)
Losses and differences	831	840	(1.0)
Basic network losses	247	247	(0.0)
Distribution losses	553	562	(1.7)
CG contract allocation	31	30	3.8

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed and energy received from CG) Amounts subject to changes after settlement by CCEE

Energy Flow - Copel Geração:

	GWh
	1Q09	1Q08	Var. %

Own Generation	3,944	5,069	(22.2)
MRE/ CCEE	518	406	27.6
Dona Francisca	159	161	(1.1)
Other	-	-	-
Total Available Power	4,621	5,636	(18.0)
Bilateral Agreements	250	936	(73.3)
CCEAR - COPEL Distribuição	322	309	4.2
CCEAR - Other Concessionaires	3,357	2,805	19.7
Free Customers	270	304	(11.4)
MRE/ CCEE	320	1,148	(72.1)
Losses and differences	102	133	(22.9)

Energy Flow - Copel Distribuição:

	GWh
	1Q09	1Q08	Var. %

Itaipu	1,320	1,353	(2.5)
CCEAR - COPEL Geração e Transmissão	322	309	4.2
CCEAR - Other Wholesale	3,364	3,184	5.7
CCEE	200	247	(18.9)
Itiquira	226	229	(1.0)
Other	390	350	11.3
Purchased Energy	5,822	5,672	2.6
State Demand	5,093	4,965	2.6
Retail	4,971	4,844	2.6
Wholesale	122	121	0.7
CCEE	-	-	-
Total Sold Energy	5,093	4,965	2.6
Losses and differences	729	707	3.1
Basic network losses	145	115	26.4
Distribution losses	553	562	(1.7)
CG contract allocation	31	30	3.8

7.4 Shareholding Structure:

Thousand shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	0	-	14	0.0	85,043	31.1
BNDESPAR	38,299	26.4	0	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	0	-	0	-	1,531	0.6
Free Floating	19,618	13.5	128	32.3	100,892	78.7	120,638	44.1
BOVESPA	15,065	10.4	128	32.3	73,352	57.2	88,545	32.4
NYSE	4,553	3.1	0	-	27,424	21.4	31,977	11.7
LATIBEX	0	0.0	0	-	116	0.1	116	0.0
Other	554	0.4	268	67.7	40	0.0	862	0.3
TOTAL	145,031	100.0	396	100.0	128,228	100.0	273,655	100.0

8. Financial Statements - Consolidated

8.1 Assets:

R$1.000
ASSETS	Mar/09 (1)	Dec/08 (2)	Mar/08 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	3,539,576	3,573,153	3,160,301	(0.9)	12.0
Cash in hand	1,594,217	1,813,576	1,505,720	(12.1)	5.9
Customers and distributors	1,044,176	1,032,952	1,099,995	1.1	(5.1)
Allowance for doubtfull accounts	(60,724)	(56,284)	(80,492)	7.9	(24.6)
Telecommunications services, net	9,712	7,904	8,125	22.9	19.5
Dividends receivable	5,247	5,247	5,783	0.0	(9.3)
Services in progress	59,626	64,765	50,356	(7.9)	18.4
CRC transferred to State Government	47,782	47,133	41,386	1.4	15.5
Taxes and social contributions paid in advance	231,546	257,339	232,066	(10.0)	(0.2)
Account for compensation of "Portion A"	188,303	111,098	72,029	69.5	161.4
Other regulatory assets	27,570	31,511	17,186	(12.5)	60.4
Collaterals and escrow deposits	71,358	150,794	106,716	15.8	63.6
Bonds and Securities	174,565
Material and supplies	72,149	64,260	46,799	12.3	54.2
Other receivables	74,049	42,858	54,632	72.8	35.5
NON-CURRENT	9,648,868	9,680,473	9,394,919	(0.3)	2.7
Long-term assets	1,997,234	2,117,741	2,001,939	(5.7)	(0.2)
Customers and distributors	71,632	82,176	124,524	(12.8)	(42.5)
Allowance for doubtfull accounts	(191)	(246)	(10,103)	(22.4)	(98.1)
Telecommunications services	2,827	3,211	7,109	(12.0)	(60.2)
CRC transferred to State Government	1,248,554	1,272,770	1,224,266	(1.9)	2.0
Taxes and social contributions paid in advance	458,496	462,609	472,613	(0.9)	(3.0)
Account for compensation of "Portion A"	51,790	53,494	16,987	(3.2)	204.9
Other regulatory assets	5,786	11,085	5,729	(47.8)	1.0
Bonds and Securities	-	69,063	-	-	-
Collaterals and escrow deposits	37,515	37,868	22,142	(0.9)	69.4
Judicial Deposits	109,116	113,497	130,189	(3.9)	(16.2)
Other	11,709	12,214	8,483	(4.1)	38.0
Investments	404,689	395,938	434,236	2.2	(6.8)
Property, plant and equipment	7,120,704	7,048,675	6,839,263	1.0	4.1
Intangible assets	126,241	118,119	119,481	6.9	5.7

TOTAL	13,188,444	13,253,626	12,555,220	(0.5)	5.0

8.2 Liabilities:

R$'000
LIABILITIES	Mar 09 (1)	Dec 08 (2)	Mar 08 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	1.684.825	1.963.494	1.821.922	(14,2)	(7,5)
Loans and financing	119.238	293.461	224.599	(59,4)	(46,9)
Suppliers	542.241	497.832	454.376	8,9	19,3
Taxes and social contributions	310.755	407.072	272.053	(23,7)	14,2
Interest on own capital and dividends	248.686	245.166	260.540	1,4	(4,5)
Accrued payroll costs	169.468	159.388	136.279	6,3	24,4
Post-employment benefits	20.919	22.066	17.655	(5,2)	18,5
Account for compensation of "Portion A"	12.977	28.327	104.368	(54,2)	(87,6)
Other regulatory liabilities	21.071	26.192	45.800	(19,6)	(54,0)
Customer charges due	33.248	43.123	33.561	(22,9)	(0,9)
Research and development and energy efficiency	100.262	126.484	191.211	(20,7)	(47,6)
Other payables	105.960	114.383	81.480	(7,4)	30,0
NON-CURRENT	2.938.620	2.997.478	3.010.510	(2,0)	(2,4)
Long-term liabilities
Loans and financing	1.538.509	1.571.172	1.689.684	(2,1)	(8,9)
Provision for contingencies	592.225	593.365	520.843	(0,2)	13,7
Suppliers	209.352	214.157	195.340	(2,2)	7,2
Taxes and social contributions	27.388	29.528	16.420	(7,2)	66,8
Post-employment benefits	398.864	425.879	478.184	(6,3)	(16,6)
Account for compensation of "Portion A"	-	2.373	15.215	-	-
Other regulatory charges	3.868	7.257	13.095	(46,7)	(70,5)
Research and development and energy efficiency	83.943	-		- 16,5	-
Deferred revenues	74.994	74.994	74.994	-	-
Other payables	9.477	6.674	6.735	42,0	40,7
MINORITY INTEREST	239.841	239.567	231.099	0,1	3,8
SHAREHOLDERS' EQUITY	8.325.158	8.053.087	7.491.689	3,4	11,1
Share capital	4.460.000	4.460.000	4.460.000	-	-
Capital reserves	838.340	838.340	838.340	-	-
Income reserves	2.754.747	2.754.747	1.937.837	-	42,2
Retained earnings	272.071	-	255.512	-	6,5
TOTAL	13.188.444	13.253.626	12.555.220	(0,5)	5,0

8.3 Income Statement:

R$'000
INCOME STATEMENT	1Q09 (1)	4Q08 (2)	1Q08 (3)	Var.% (1/2)	Var.% (1/3)
Operating revenues *	2,077,541	2,159,757	1,989,579	(3.8)	4.4
Deductions from operating revenues	(720,912)	(756,939)	(675,021)	(4.8)	6.8
Net operating revenues	1,356,629	1,402,818	1,314,558	(3.3)	3.2
Operating expenses and costs	(987,096)	(1,122,980)	(971,922)	(12.1)	1.6
Electricity purchased for resale	(429,340)	(428,980)	(443,499)	0.1	(3.2)
Charges for the use of transmission grid	(122,701)	(149,050)	(105,767)	(17.7)	16.0
Payroll	(166,727)	(204,466)	(131,701)	(18.5)	26.6
Pension plan	5,519	29,406	(20,405)	(81.2)	-
Material	(13,871)	(15,630)	(11,646)	(11.3)	19.1
Raw material and supplies for generation of electricity	(5,693)	(6,675)	(5,013)	(14.7)	13.6
Natural gas purchased for resale and supplies for the gas business	(37,666)	(54,521)	(31,791)	(30.9)	18.5
Third-party services	(66,316)	(66,718)	(61,811)	(0.6)	7.3
Depreciation and amortization	(98,633)	(101,089)	(104,016)	(2.4)	(5.2)
Provisions and reversals	(9,551)	(33,708)	(16,787)	(71.7)	(43.1)
Other operating expenses	(42,117)	(91,549)	(39,486)	(54.0)	6.7
Result of operations	369,533	279,838	342,636	32.1	7.9
Financial Income (Losses)	32,538	(203)	34,090	-	(4.6)
Financial revenues	87,771	116,362	106,603	(24.6)	(17.7)
Financial expenses	(55,233)	(116,565)	(72,513)	(52.6)	(23.8)
Equity investment	11,174	(15,956)	12,250	-	(8.8)
Operating income (expenses)	413,245	263,679	388,976	56.7	6.2
Income tax and social contribution
Deductions from income	(137,379)	(83,091)	(129,384)	65.3	6.2
Net income (loss) before minority interest	275,866	180,588	259,592	52.8	6.3
Minority interest	(3,795)	(879)	(4,080)	331.7	(7.0)
Net income (loss)	272,071	179,709	255,512	51.4	6.5

Earning per share	0.99	0.66	0.93	51.4	6.5

EBITDA	468,166	380,927	446,652	22.9	4.8

8.4 Cash Flow:

Consolidated Cash Flow	1Q09	1Q08
Cash flow from operating activities
Net income for the period	272,071	255,512
Adjustments for the reconciliation of net income for the period with cash flow from operating activities:	59,425	78,884
Provision (reversal) for doubtful accounts	4,382	7,424
Depreciation	96,793	100,923
Unrealized monetary and exchange variations, net	18,231	9,130
Equity in the results of subsidiaries and investees	(11,174)	(12,250)
Deferred income tax and social contribution	31,081	6,475
Variations in Account for Compensation of "Portion A", net	(87,695)	(43,287)
Variations in other regulatory assets and liabilities, net	896	(6,516)
Provisions under long-term liabilities	5,155	7,420
Write-off of property, plant, and equipment, net	3,509	2,326
Write-off of intangible assets, net	202	66
Amortization of intangible assets	1,840	3,093
Minority interests	(3,795)	4,080
Reduction (increase) of assets	1,454	119,797
Reduction of liabilities	(225,851)	(120,930)
Net cash generated by operating activities	107,099	333,263
Cash flow from investing activities
Acquisition of controlling interest in Dominó - net of acquired cash	-	(108,962)
Additions in other investments	(21)	(3,333)
Additions to property, plant, and equipment:	(180,932)	(122,564)
Additions to intangible assets	(10,164)	(1,176)
Customer contributions	11,830	13,156
Disposal of property, plant, and equipment	1,550	4,497
Net cash used by investing activities	(177,737)	(218,382)
Cash flow from financing activities
Amortization of principal amounts of loans and financing	(15,361)	(16,712)
Amortization of principal amounts of debentures	(133,360)	(133,320)
Net cash used by financing activities	(148,721)	(150,032)
Increase (decrease) in cash and cash equivalents	(219,359)	(35,151)
Cash and cash equivalents at the beginning of the period	1,813,576	1,540,871
Cash and cash equivalents at the end of the period	1,594,217	1,505,720
Variation in cash and cash equivalents	(219,359)	(35,151)

9. Financial Statements - Wholly-owned Subsidiaries

9.1 Assets:

R$'000
Assets	GET	DIS	TEL

CURRENT	1,075,909	1,647,867	55,700
Cash in hand	745,044	287,280	33,752
Customers and distributors, net	197,543	790,158	-
Telecommunications services, net	-	-	12,671
Services in progress	11,843	47,783	-
CRC transferred to State of Paraná	-	47,782	-
Taxes and social contributions	7,244	128,610	1,587
Account for compensation of "Portion A"	-	188,303	-
Other regulatory assets	-	27,570	-
Bonds and linked deposits	81,729	39,840	-
Material and supplies	10,039	55,160	6,397
Other	22,467	35,381	1,293
NON-CURRENT	4,113,848	3,922,899	192,584
Long-term assets	100,718	1,729,573	12,519
Customers and distributors, net	(85)	71,526	-
Telecommunications services	-	-	2,827
CRC transferred to State of Paraná	-	1,248,554	-
Taxes and social contributions paid in advance	82,417	244,024	9,444
Account for compensation of "Portion A"	-	51,790	-
Other regulatory assets	-	5,786	-
Bonds and linked deposits	-	37,515	-
Judicial Deposits	16,505	65,692	248
Other	1,881	4,686	-
Investments	412,183	2,479	-
Property, plant and equipment	3,537,706	2,154,696	179,120
Intangible	63,241	36,151	945
TOTAL	5,189,757	5,570,766	248,284

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicação

9.2 Liabilities:

R$'000
Liabilities	GET	DIS	TEL

CURRENT	641,163	1,111,866	20,936
Loans and financing	55,685	14,542	-
Suppliers	69,865	470,308	4,616
Taxes and social contributions	45,376	223,876	2,404
Dividends payable	369,617	91,100	3,655
Accrued payroll costs	41,921	116,621	9,143
Post-retirement benefits	5,558	14,393	949
Account for compensation of "Portion A"	-	12,977	-
Other regulatory charges	5,840	15,231	-
Customer charges due	3,791	29,457	-
Electric efficiency and development research	18,502	79,021	-
Other	25,008	44,340	169
NON-CURRENT	768,787	1,315,854	17,778
Loans and financing	224,825	151,406	-
Provision for contingencies	179,673	191,050	1,719
Intercompany receivables	-	610,613	-
Suppliers	233,646	-	-
Taxes and social contributions	-	18,468	-
Pension plan and other post-retirement benefits	118,181	263,896	16,059
Other regulatory charges	-	3,868	-
Electric efficiency and development research	7,405	76,538	-
Other	5,057	15	-
SHAREHOLDERS' EQUITY	3,779,807	3,143,046	209,570
Capital stock	3,400,378	2,171,928	194,755
Capital reserves	-	-	-
Income reserves	228,583	870,357	9,169
Accrued income	150,846	100,761	5,646
TOTAL	5,189,757	5,570,766	248,284

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicação

9.3 Income Statement:

R$'000
Income statement	GET	DIS	TEL
Operating revenues	450,088	1,577,132	32,455
Electricity sales to final customers	39,638	714,133	-
Electricity sales to distributors	344,553	12,224	-
Use of transmission plant	59,050	833,339	-
Telecom revenues	-	-	32,455
Other	6,847	17,436	-
Deductions from operating revenues	(65,562)	(633,426)	(5,345)
Net operating revenues	384,526	943,706	27,110
Operating costs and expenses	(173,659)	(809,485)	(19,839)
Electricity purchase for resale	(23,634)	(470,255)	-
Charges for the use of transmission grid	(43,359)	(94,935)	-
Payroll	(39,240)	(115,624)	(7,789)
Pension plan	6,730	(1,057)	89
Material	(2,391)	(10,716)	(574)
Raw material and supplies for generation of electricity	(5,879)	-	-
Third-party services	(15,773)	(54,773)	(2,128)
Depreciation and amortization	(35,557)	(40,573)	(7,820)
Provisions (reversal) for contigencies	3,033	(9,455)	(848)
Other costs and expenses	(17,589)	(12,097)	(769)
Result of operations	210,867	134,221	7,271
Financial Income (Losses)	18,081	19,017	1,235
Equity investment	(303)	-	-
Operating Income (expenses)	228,645	153,238	8,506
Provision for IRPJ and CSLL	(70,519)	(27,140)	(3,111)
IRPJ and CSLL Deferred	(7,280)	(25,337)	251
Net income (loss)	150,846	100,761	5,646

Ebitda	246,424	174,794	15,091

GET: Geração e Transmissão, DIS: Distribuição, TEL: Telecomunicação

1Q09 Results Conference Call

Presentation by Rubens Ghilardi, CEO, and Paulo Roberto Trompczynski, CFO.

Date:	Friday, May 15, 2009 (Simultaneous translation to English)
Time:	10:00 a.m. (US EST)
Telephone:	(1- 786) 924-6977
Code:	Copel

Live webcast of the conference call will be available at www.copel.com/ri

Please connect 15 minutes prior to the call.

Investor Relations - Copel ri@copel.com

Telephone:	Fax:
+ 55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.